UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 14, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

STRATEGIC PLAN 2023-2025: UPDATE PROJECTIONS (GUIDANCE)

TIM S.A. (“Company” or “TIM) (B3: TIMS3; NYSE: TIMB), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Resolution N. 44, hereby informs its shareholders, the market in general and to other interested parties the result of the projections for the Strategic Plan 2022-2024 - disclosed to the market through a Material Fact dated as of February 23rd, 2022 and its complement, disclosed to the market through a Material Fact dated May 4th, 2022 - and update the projections for the next triennium (2023-2025).

The Company publishes this assessment after a year of consistent improvements, with the full achievement of the short-term goals outlined in its 2022-2024 Plan, which demonstrates the success of the strategy and consistent execution throughout 2022. These results were achieved in a year of great challenges and uncertainties in the external environment, but of great opportunities and sectoral transformations, of which TIM is the protagonist: the launch of 5G technology and the end of the cycle of consolidation of the mobile market.

Projections 2022-2024
KPI	2022 Projection (Short Term)	2022 Results
Service Revenues Growth	Double Digit (YoY)	+19.3% YoY
EBITDA Growth	Double Digit (YoY)	+17.2% YoY
CAPEX (investments)	~R$ 4.8 bln	R$ 4.7 bln
% EBITDA – CAPEX over Net Revenues	>24%	25.5%
Remuneration announced to shareholders	~ R$ 2.0 bln	R$ 1.4 bln in IoC and R$ 0.6 bln in dividends
Net Debit / EBITDA	~2x (~0.6, excluding leasing effects)	1.35x (0,17 ex-lease)

For this new triennium, TIM projects an improvement in overall business dynamics, driven by the combination of a larger revenue base with a solid margin recovery trend and better CAPEX efficiency opportunities and a clear path to optimization of lease spending. This dynamic will provide an expansion of cash flow, generating additional space for shareholder remuneration.

In the table below, TIM highlights the short and mid-term objectives for the period 2023-2025.

Projections 2023-2025
KPI[i]	Short Term (2023)	Mid Term (2023-2025)
Service Revenues Growth	High single-digit (YoY)	Mid single-digit (above Inflation) (CAGR 22 -25)
EBITDA Growth	Low double-digit (YoY)	High single-digit (CAGR 22 -25)
Investments	Capex on net revenues: Ratio < 20%	Nominal CAPEX (∑ 23-25): ~R$ 13.3 bln
EBITDA-AL1 minus CAPEX Growth	Double-digit YoY	Double-digit CAGR 22-25
Remuneration announced to shareholders[2]	~ R$ 2.3 bln	Continuous evolution

Note: These projections do not consider the implementation of tax reforms, regulatory changes, or new frequency auctions.

Lastly, TIM presents, as an attachment to this Material Fact, additional slides about the construction of 2023-2025 Strategic Plan and its guidance.

Rio de Janeiro, February 14th, 2023.

TIM S.A.
Alberto Mario Griselli Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

1 EBITDA-AL: Earnings Before Interests, Taxes, Depreciation and Amortization After Leases. The driver reflects the discount EBITDA of lease payments.

2 The target considers announcements of dividends and interest on equity in gross form.

TIM Brasil
Plan Update
2023-2025

5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

AFTER A LONG AND INTENSE JOURNEY OF DEVELOPMENT AND TRANSFORMATION, NOW IT'S TIME FOR THE NEXT GENERATION TIM

Golden age	Middle age	Turnaround & Renaissance	Foundations for the future	THE NEXT GENERATION TIM
2009-2011	2012-2015	2016-2018	2019-2021	2022 and beyond
Surfed voice service growth wave Challenged "long distance" paradigm through aggressive prepaid offers	Overcame network quality crisis and regulatory agency's sales ban Built foundations for the following stage (e.g., 4G auction)	Surfed data growth wave Repositioned company strategy Became profitable and cash positive by aggressively cutting costs	Closed M&A with Oi and IHS deal Launched customer platform strategy Consolidated profitability and leadership in offering innovation	Become the best mobile player in Brazil Complete integration of Oi mobile customers and assets Launch 5G coverage and services Accelerate growth beyond connectivity Deploy next wave of efficiencies

WE BUILT A SOLID PLATFORM TO SUPPORT OUR JOURNEY TOWARDS NEXT GENERATION TIM

LARGEST MOBILE COVERAGE also due to Oi transaction (100% of municipalities by 2022)

INNOVATION DNA WITH UNIQUE MOBILE OFFERS (e.g., choice bundle for postpaid, in-flight connectivity for domestic flights and Prime Video for prepaid)

5G LEADERSHIP IN OUR KEY MARKETS (São Paulo, Rio de Janeiro, Curitiba and Recife), with broader coverage and commercial approach

HEAD START IN B2B/IOT SELECTED VERTICALS (e.g., agribusiness and logistics)

DISTINCTIVE CUSTOMER PLATFORM and adjacent services strategy by partnerships across industry verticals

LOWER DRAG FROM LEGACY BUSINESSES VS. COMPETITORS (e.g., shrinking revenue pools in fixed voice and Pay TV)

LEANEST OPEX/CAPEX STRUCTURE (ability to deliver efficiency with EBITDA growing consistently and improving Capex over Revenues to lowest levels)

UNIQUE ASSETS TO LEVERAGE THE POTENTIAL OF OUR ASPIRATIONS

3

ON THE PATH TO REACH OUR ASPIRATION AFTER A TRANSFORMATIONAL 2022, THE NEXT GENERATION TIM STEP 2

MOBILE

- Improve customer perception on **mobile service quality**
- **Ensure value capture from Oi integration and take network quality to the next level**
- Evolve customer experience, promoting step-changing improvements
- Continue in the forefront of innovation

Become the best mobile operator in Brazil

BROADBAND

- Drive **client lifetime value:**
  - Improve quality with FTTC to FTTH migration;
  - Focus on customer value
- **Accelerate growth through partnerships**

IHS + V.tal

Sustain and strengthen our broadband business

B2B/IOT TECH

- Become a full **orchestrator in B2B/IOT in selected verticals**
- **Partner with industrial leaders**
- Foster 5G opportunities through **partnerships and innovation initiatives**

Create a portfolio of E2E solutions for selected verticals

CUSTOMER PLATFORM

- **Scale-up** partnership portfolio and maximize value capture from existing verticals
- **New** partnership in Health Care:

New **Commercial partnership with "Grupo Cartão de Todos"**

Evolve customer platform strategy

ESG AGENDA INSERTED IN THE COMPANY'S STRATEGY AND THROUGHOUT THE PLAN'S INITIATIVES

4

STRENGTHENING OUR CORE BUSINESS TO GENERATE CASH-FLOW TO SUSTAIN NEW AVENUES OF GROWTH AND INCREASE SHAREHOLDER REMUNERATION

STRENGTHENING THE CORE

- **VALUE PLAY** → **MOBILE**
- **GROWT H PLAY** → **BROADBAND**

ACCELERATING GROWTH BEYOND CONNECTIVITY

- **EXPONENTIAL GROWTH PLAY** → **B2B/IOT TECH**
- **EXPONENTIAL GROWTH PLAY** → **CUSTOMER PLATFORM**

BETTER OVERALL BUSINESS DYNAMICS

LARGER REVENUE BASE WITH SOLID MARGIN RECOVERY TREND
+
GREATER OPPORTUNITIES FOR CAPEX EFFICIENCY AND CLEAR PATH FOR LEASE OPTIMIZATION
=
CASH FLOW EXPANSION

ADDITIONAL ROOM FOR SHAREHOLDER REMUNERATION

5

NEXT GENERATION TIM STEP 2: UPDATED GUIDANCE 2023-25

OBJECTIVES	DRIVERS	SHORT-TERM TARGETS (2023)	MID-TERM TARGETS (until 2025)
Revenue Sustainability	• Maintain focus on value with better customer base trend; • Rational competitive environment; • Churn normalization process; • Broadband and new initiatives as a complement to growth dynamics.	Service Revenues Growth: **High single-digit YoY**	Service Revenues Growth: **Mid single-digit (above inflation) CAGR 22-25**
Sustain High Profitability	• Manage inflationary pressure with traditional cost control; • Contribution margin from Oi's former clients; • Digital transformation: new opportunities with Oi's former clients and new initiatives.	EBITDA Growth: **Low double-digit YoY**	EBITDA Growth: **High single-digit CAGR 22-25**
Efficient Investments	• Secure synergies from acquired spectrum; • 4G Traffic offload following 5G fast-paced rollout; • Maintenance of an asset-light approach to FTTH expansion.	Capex on revenues: **Ratio < 20%**	Capex: **~R$ 13.3 bln Σ 23-25**
Expand Cash Generation	• EBITDA contribution as business dynamics evolves; • Capex allocation: opportunities to "do more with less" in infrastructure; • Execute Site Decommissioning Plan: "short-term pain for long-term gain".	EBITDA-AL minus CAPEX Growth: **Double-digit YoY**	EBITDA-AL minus CAPEX Growth: **Double-digit CAGR 22-25**
Share Value Creation with Shareholders	• Cash generation as the main driver for shareholder remuneration[1]; • Net Income is NOT the limit (distributable reserves ~R$ 7.5 billion).	**~ R$ 2.3 bln**	**Continuous evolution**

Note: guidance does not consider tax reforms, regulatory changes, and new spectrum auctions; (1) Refers to total announcements and for IOC considers the gross amount.

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 14, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer